windelsmarx.com

Robert A. Schwartz	120 Albany Street Plaza, | New Brunswick, NJ 08901
732.448.2548	T. 732.846.7600 | F. 732.846.8877
rschwartz@windelsmarx.com

September 23, 2016

VIA EDGAR
United States Securities and Exchange Commission
Washington, DC 20549

Re:	ConnectOnce Bancorp, Inc.
Registration Statement on Form S-3
Submitted August 23, 2016
CIK No. 0000712771

Gentlemen:

Transmitted along with this cover letter is Amendment No. 1 to the Registration Statement on Form S-3 of ConnectOne Bancorp, Inc.. We have filed Amendment No. 1 to, among other things, address the comments contained in the September 13, 2016 letter from Michael R. Clampitt, Senior Staff Attorney. Set forth below is our response to each of the comments contained in Mr. Clampitt’s letter.

Description of Debt Securities, page 11

Conversion or Exchange Rights, page 14

1.	We note your statement that your debt securities may be converted or exchanged for “our other securities or property.” To the extent that you plan to include the securities of another issuer in a conversion or exchange (for example, if you plan to exchange debt securities for securities of one of your subsidiaries), please provide an analysis as to why registration under the Securities Act is not required at this time. Please also confirm that you will include disclosure regarding the issuer of any third party securities in the applicable prospectus supplement or other offering materials, including any required financial statement and non-financial statement disclosure about the issuer of such third party securities. Please refer to Securities Act Sections Compliance and Disclosure Interpretations 203.03 and the Morgan Stanley & Co., Incorporated no-action letter (June 24, 1996). Alternatively, please revise to indicate that the debt securities may be converted or exchanged exclusively for property other than securities.

We have revised the Registration Statement to make clear that the debt securities may only be exchanged for property other than securities.

Incorporation of Certain Documents by Reference, page 27

2.	We note that your registration statement incorporates by reference your Form 10-K for the year ended December 31, 2015, which in turn incorporates by reference Part III information from a proxy statement which you filed on April 26, 2016. Prior to seeking effectiveness, please amend your registration statement to incorporate by reference your proxy statement.

We have revised the “Incorporation of Certain Document by Reference” section to include the proxy statement filed on Schedule 14A filed on April 26, 2016.

Exhibit 5.1

3.	Please have counsel revise enumerated opinion (5) to opine that your Depositary Shares will, when sold, be legally issued and will entitle their holders to the rights specified in the depositary agreement and the depositary receipts. For guidance, refer to Section II.B.1.d of Staff Legal Bulletin No. 19, which is available on our website.

The opinion letter has been revised so as to indicate that depository shares will constitute valid and legally binding obligations of the Company, enforceable against the Company in accordance with their terms.

Please contact us if you have any additional questions or comments.

Very truly yours,

/s/ Robert A. Schwartz

Robert A. Schwartz

RAS:GTK